Mail Stop 3561

April 13, 2007

George E. Mileusnic
Chief Financial Officer
Caribou Coffee Company, Inc.
3900 Lakebreeze Avenue North
Brooklyn Center, MN 55429

> **Re:** **Caribou Coffee Company, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-051535**

Dear Mr. Mileusnic:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 24
Liquidity and Capital Resources, page 30

1.   We note from the business section on page 3 that your growth strategies include
        continuing to open new company-operated coffeehouse locations and that you
        intend to open 25-30 locations in 2007. Further, we also from your disclosure in
        the liquidity section that a significant portion of your cash flow generated from
        operating activities in each of the last three years has been invested in capital
        expenditures, the majority of which was for the construction of new coffeehouses.
        In this regard, we believe you should expand your liquidity and capital resource
        section to discuss in greater detail the material cash requirements necessary to
        fund your growth strategies in fiscal 2007. Specifically, please revise future
        filings to disclose the estimated amount of cash required and/or anticipated
        spending with respect to capital expenditures for 2007. Refer to section IV of FR-
        72.

Consolidated Statement of Changes in Shareholders' Equity

2.   Please tell us and revise the notes to your financial statements to disclose the
        significant terms of the transaction in which you issued 100,000 shares of
        common stock valued at $987,000 during the year ended January 1, 2006. As part
        of your revised disclosure, please explain the nature of the consideration received
        for the shares and explain how they were valued and accounted for in your
        financial statements.

Notes to the Consolidated Financial Statements, page 38

Note 1. Business and Summary of Significant Accounting Policies, page 38
Revenue Recognition, page 40

3.   Given the increasing number of your franchised operations, please revise your
        revenue recognition policy in future filings to include disclosure of your revenue
        recognition policy for initial and continuing franchise fees.

4.   Please tell us and revise future filings to disclose your accounting policy for the
        recognition of breakage fees associated with stored value cards and why you
        believe your treatment is appropriate. Your response and revised disclosure
        should include the significant estimates used and assumptions made by
        management for determining breakage fees. We note from your disclosures in
        your liquidity and capital resource section on page 30 that you partially attribute
        the decrease in the amount of cash provided by operating activities in fiscal year

2006 due to the reduction of the deferred revenue liability associated with stored value Caribou cards. Please tell us and expand future filings to disclose the underlying reasons for the decrease in your deferred revenue liability (e.g. change in estimates for recognition of breakage fees, decrease in sales of stored valued cards, etc.).

Note 2. Coffeehouse Closings and Asset Disposals, page 41

5.   In future filings, please revise to include a reconciliation of the beginning and ending balances of your closing accrual for each period presented as required by paragraph 20b of SFAS No.146. As part of this reconciliation, please provide separate disclosure of charges to expense for increases to the accrual by type of cost, payments made and charged against the accrual by type of cost and any other adjustments made to the liability along with an explanation regarding the nature of the adjustments.

Note 14. Master Franchise Agreement

6.   Please tell us and disclose in future filings the nature and amounts of the costs that the Company has deferred in connection with the Master Franchise Agreement disclosed in Note 14 as of each balance sheet date presented. As part of your response, please explain why you believe deferral of these costs is appropriate and in accordance with the guidance in paragraph 17 of SFAS No.45 or other applicable accounting literature.

7.   In addition, please tell us and explain in future filings, your basis for classifying $325,000 of the deposit received in connection with the Master Franchise Agreement as a current liability in your balance sheet.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief